SMART

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

SMWQ 000001

SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X X9X CLASS A SUBORDINATE VOTING SHS

CANADA Holder Account Number C9999999999 I N D

Fold Form of Proxy - Annual General and Special Meeting to be held on August 8, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold Proxies submitted must be received by 9:00 am, Mountain Time, on Tuesday, August 6, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

Go to the following web site: www.investorvote.com

Smartphone?

Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SMWQ_PRX_171988/000001/000001/i

SAM SAMPLE C9999999999 IND C01

Appointment of Proxyholder I/We, being holder(s) of SMART Technologies Inc. (the “Corporation”) Print the name of the person you are hereby appoint: David Martin, Chairman, or failing him, Neil Gaydon, appointing if this person is someone President & CEO OR other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of SMART Technologies Inc. to be held at the offices of the Corporation located at 3636 Research Road NW, Calgary, Alberta T2L 1Y1 on Thursday, August 8, 2013 at 9:00 AM (Mountain time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against 1. Fix the Number of Directors - To fix the number of directors to be elected at six (6).

2. Election of Directors For Withhold For Withhold For Withhold Fold

01. David Martin 02. Nancy Knowlton 03. Salim Nathoo

04. Neil Gaydon 05. Michael J. Mueller 06. Robert C. Hagerty

For Withhold

3. Appointment of Auditors - To appoint KPMG LLP, Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to determine the remuneration to be paid to the auditors.

For Against

4. Amendment to Equity Incentive Plan - To consider and, if deemed appropriate, approve an ordinary resolution to approve an amendment to the Corporation’s equity incentive plan allowing the granting of awards equal to twelve percent (12%) of the Corporation’s issued and outstanding shares and to approve all unallocated awards under the Corporation’s equity incentive plan as further described in the accompanying management information circular and proxy statement dated June 25, 2013 (the “Information Circular”).

For Against

5. Amendment to the By-Laws - To amend the by-laws of the Corporation as further described in the Information Circular. Fold

To transact such other business as may properly come before the Meeting. Information relating to matters to be acted upon by the

Shareholders at the Meeting is set forth in the accompanying Information Circular.

Authorized Signature(s) - This section must be completed for your Signature(s) Date instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby

DD/MM/YY revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would Annual Financial Statements - Mark this box if you would like to receive Interim Financial Statements and NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by accompanying Management’s Discussion and Analysis by mail. mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. 9 9 9 9 9 1 7 1 9 8 8 1 P D I A R 2 S M W Q

SMART Computershare 19th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

SMWQ 000002 SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X X9X CLASS A SUBORDINATE VOTING SHS AUSTRALIA Holder Account Number C9999999999 I N D Fold

Form of Proxy - Annual General and Special Meeting to be held on August 8, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 9:00 am, Mountain Time, on Tuesday, August 6, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

To Vote Using the Internet

Go to the following web site: www.investorvote.com

Smartphone?

Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SMWQ_PRX_171988/000002/000002/i

SAM SAMPLE C9999999999 IND C01

Appointment of Proxyholder I/We, being holder(s) of SMART Technologies Inc. (the “Corporation”) Print the name of the person you are hereby appoint: David Martin, Chairman, or failing him, Neil Gaydon, appointing if this person is someone

President & CEO OR other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of SMART Technologies Inc. to be held at the offices of the Corporation located at 3636 Research Road NW, Calgary, Alberta T2L 1Y1 on Thursday, August 8, 2013 at 9:00 AM (Mountain time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Fix the Number of Directors - To fix the number of directors to be elected at six (6).

2. Election of Directors For Withhold For Withhold For Withhold Fold

01. David Martin 02. Nancy Knowlton 03. Salim Nathoo 04. Neil Gaydon 05. Michael J. Mueller 06. Robert C. Hagerty

For Withhold

3. Appointment of Auditors - To appoint KPMG LLP, Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to determine the remuneration to be paid to the auditors.

For Against

4. Amendment to Equity Incentive Plan - To consider and, if deemed appropriate, approve an ordinary resolution to approve an amendment to the Corporation’s equity incentive plan allowing the granting of awards equal to twelve percent (12%) of the Corporation’s issued and outstanding shares and to approve all unallocated awards under the Corporation’s equity incentive plan as further described in the accompanying management information circular and proxy statement dated June 25, 2013 (the “Information Circular”).

For Against

5. Amendment to the By-Laws - To amend the by-laws of the Corporation as further described in the Information Circular. Fold

To transact such other business as may properly come before the Meeting. Information relating to matters to be acted upon by the

Shareholders at the Meeting is set forth in the accompanying Information Circular.

Authorized Signature(s) - This section must be completed for your Signature(s) Date instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby DD/MM/YY revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements - Mark this box if you would Annual Financial Statements - Mark this box if you would like to receive Interim Financial Statements and NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by accompanying Management’s Discussion and Analysis by mail. mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. 9 9 9 9 9 1 7 1 9 8 8 1 P D I A R 2 S M W Q